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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 15)



                          Citadel Holding Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   172862104
                   -----------------------------------------
                                 (CUSIP Number)


                S. Craig Tompkins, President, Craig Corporation
            550 S. Hope Street, Suite 1825, Los Angeles, CA  90071
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 3, 1995
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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- -----------------------                                  ---------------------
  CUSIP NO. 172862104             SCHEDULE 13D             PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Craig Corporation
      95-1620188

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

- -------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,333,012

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,333,012

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,333,012

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 172862104             SCHEDULE 13D             PAGE 3 OF 6 PAGES
- -----------------------                                  ---------------------

  This Amendment No. 15 amends and supplements the Schedule 13D, dated June 5, 1987, as previously amended (as so amended, the "Schedule 13D"), filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares of Common Stock, $0.01 par value per share ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 North Brand Boulevard, Glendale, California 91203. All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended to add the following:

  Included in the shares of Common Stock beneficially owned by Craig and to which this Amendment No. 15 relates are 666,000 shares of Common Stock (the "Warrant Shares") to be issuable upon exercise of a warrant (the "Warrant") proposed to be granted by the Issuer to Craig as described herein. The Warrant will be granted pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") to be entered into between the Issuer and Craig as also described herein.

  Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 14 include 667,012 outstanding shares of Common Stock (the "Common Shares") held by Craig and the Warrant Shares. Craig also holds 1,329,114 shares (the "Preferred Shares") of 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share ("Preferred Stock"), of the Issuer, which are convertible under certain circumstances into shares of Common Stock as described in Amendment No. 14 to the Schedule 13D ("Amendment No. 14"). Pursuant to the Warrant Agreement, Craig generally will agree not to tender any of the Preferred Shares for conversion prior to February 4, 1996. In light of this proposed conversion deferral (the "Conversion Deferral"), Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 15 do not include any shares of Common Stock that would be issuable assuming Craig's conversion of the Preferred Shares.

  Pending any conversion of the Preferred Shares, the holders of the Preferred Shares are entitled to one vote per Preferred Share on all matters submitted to the Issuer's stockholders and to vote together with the holders of Common Stock as a single class with respect to such matters. The Common Stock to be beneficially owned by Craig upon the grant of the Warrant as reported herein, together with its Preferred Shares, will represent approximately 33.2% of the aggregate combined voting power of the outstanding shares of Preferred Stock and the outstanding shares of Common Stock assuming the exercise in full of the Warrant. The holders of the Preferred Shares also have certain customary class voting rights as described in Item 6 of Amendment No. 14.

                                       3
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- -----------------------                                  ---------------------
  CUSIP NO. 172862104             SCHEDULE 13D             PAGE 4 OF 6 PAGES
- -----------------------                                  ---------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following:

  The Warrant Agreement will be entered into by the Issuer in consideration of Craig's agreeing to the Conversion Deferral, and no cash consideration will be paid by Craig for the Warrant granted to it. The purchase price of any Warrant Shares that may be acquired upon exercise of the Warrant will be payable in cash at the time of exercise.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended as follows:

  On April 3, 1995, Craig entered into the Settlement Agreement (the "Craig Settlement Agreement") with Dillon Investors, L.P. and certain related parties (collectively "Dillon") described in Item 6 of this Amendment No. 15 in which it undertook, among other things, to agree to the Conversion Deferral. In consideration of the Conversion Deferral, the Issuer proposes to grant to Craig the Warrant and to reimburse Craig for certain legal fees and expenses incurred by it in connection with the matters settled between the parties. The Warrant will entitle Craig to purchase at any time during the two-year period following the date of the Warrant Agreement up to 666,000 shares of Common Stock of the Issuer at a price of $3 per share. The Warrant Agreement also will contain certain antidilution provisions.

  The grant of the Warrant is proposed to be made on the "Closing Date" (as defined) of the Stock Exchange and Settlement Agreement, dated April 3, 1995 (the "Issuer Settlement Agreement"), between the Issuer and Dillon previously announced by the Issuer. The Warrant Agreement will be subject to the approval of the respective Boards of Directors of the Issuer and Craig, and will terminate if such approvals have not been obtained on or before April 13, 1995 or if the Issuer Settlement Agreement is terminated for any reason prior to the closing thereunder. Pursuant to the Issuer Settlement Agreement, the Issuer agrees, among other things, to acquire from Dillon 666,000 shares of its Common Stock held by Dillon.

  Apart from the matters described herein, Craig has no current plan or proposal with respect to any transaction with the Issuer of the types specified in Items 4(a) through (j) of the Schedule 13D ("Covered Transactions"). With respect to any Covered Transactions that might be proposed by the Issuer or others, Craig reiterates its position set forth in Item 4 of Amendment No. 13 to the Schedule 13D.

  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to add the following:

  5(a). See Items 11 and 13 of the cover page and the information in Item 1 concerning the securities of the Issuer to beneficially owned by Craig upon grant of the Warrant.

                                       4
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- -----------------------                                  ---------------------
  CUSIP NO. 172862104             SCHEDULE 13D             PAGE 5 OF 6 PAGES
- -----------------------                                  ---------------------

  5(b). See Items 7, 8, 9 and 10 of the cover page and the information in Item 1 concerning the calculation of the combined voting power represented by securities of the Issuer beneficially owned by Craig upon grant of the Warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

  On April 3, 1995, Craig entered into the Craig Settlement Agreement with Dillon for the purpose of resolving the dispute between Craig and the Issuer, on the one hand, and Dillon, on the other, that is the subject of a Delaware Chancery Court proceeding initiated by Dillon in November 1994. The dispute pertained to, among other things, Craig's purchase of the Preferred Shares which was reported previously in Amendment No. 14. The Craig Settlement Agreement contemplates that the Issuer and Craig will subsequently enter into the Warrant Agreement. The Craig Settlement Agreement also contains mutual general releases by Dillon and Craig.

  The Preferred Shares owned by Craig are convertible into shares of Common Stock of the Issuer under certain circumstances as described in Amendment No.
14. Pursuant to the Conversion Deferral to be set forth in the Warrant Agreement, however, Craig will agree that, absent the approval of a majority of the outstanding shares of Common Stock of the Issuer, it will not tender any of the Preferred Shares prior to February 4, 1996 for conversion into shares of Common Stock. Craig has agreed in the Craig Settlement Agreement to obtain the same undertaking from any transferee of the Preferred Shares.

  The Effective Date of the Craig Settlement Agreement will be the later to occur of the date on which Craig notifies Dillon that its Board of Directors has approved the same or the date on which the Issuer notifies Dillon that its Board of Directors has approved the Issuer Settlement Agreement. The Craig Settlement Agreement (and the Issuer Settlement Agreement) will terminate if the Effective Date has not occurred on or before April 13, 1995. The Warrant will be granted on the Effective Date of the Craig Settlement Agreement, and is subject to the occurrence of the Effective Date on or before April 13, 1995 as described.

  As described in Item 4 of this Amendment No. 15, the Warrant Agreement will be subject to the approval of the respective Boards of Directors of the Issuer and Craig and will be subject to termination if such approvals are not obtained on or before April 13, 1995 or if the closing under the Issuer Settlement Agreement fails to occur for any reason.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following:

  Attached hereto as Exhibit A is a copy of the Settlement Agreement, dated April 3, 1995, between Craig and Dillon.

                                       5
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- -----------------------                                  ---------------------
  CUSIP NO. 172862104             SCHEDULE 13D             PAGE 6 OF 6 PAGES
- -----------------------                                  ---------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 7, 1995



Craig Corporation,
a Delaware corporation



By: /s/ Robin Skophammer
   ---------------------------
   Robin Skophammer
   Chief Financial Officer

                                       6